EXHIBIT 99.1

AMERICAS GOLD AND SILVER PROVIDES AN UPDATE ON FILING AND MAILING OF MEETING MATERIALS IN CONNECTION WITH THE PROPOSED ACQUISITION OF THE REMAINING 40% INTEREST IN THE GALENA COMPLEX

TORONTO, ONTARIO – November 26, 2024 – Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), today announced that it has duly filed and mailed its Notice of Meeting, Information Circular dated November 7, 2024 and form of proxy (collectively, the “Meeting Materials”) in connection with the upcoming special meeting of the shareholders of the Company (“Shareholders”) to be held on December 17, 2024 at 10:00 a.m. (Eastern Time) (the “Meeting”). Shareholders of record as at November 4, 2024 are eligible to vote at the Meeting.

As a result of the Canada Post labour strike, some Shareholders may not receive their Meeting Materials prior to the voting deadline on December 13, 2024 at 10:00 a.m., (Eastern Time). Shareholders will be able obtain a copy of the Meeting Material under the Company’s profile on SEDAR+ or by contacting Company’s proxy solicitor, Carson Proxy Advisors, at 1-800-530-5189 or 416-751-2066 or by email at info@carsonproxy.com. The Company is encouraging Shareholders impacted by the Canada Post labour strike to access the Meeting Materials electronically as noted above and to contact their broker or financial intermediary for instructions on how to vote.

Shareholders are encouraged to vote well in advance of the Meeting, in accordance with the instructions set forth in the form of proxy or voting instruction form and in the Information Circular to ensure their vote is received prior to the voting cut off on December 13, 2024, at 10:00 a.m. (Eastern Time).

For assistance in voting your shares or for further information, please contact Carson Proxy Advisors at info@carsonproxy.com, North American toll-free phone 1-800-530-5189, local (collect outside North America) 416-751-2066.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR+ or www.americas-gold.com.

For more information:

Stefan Axell

VP, Corporate Development & Communications

Americas Gold and Silver Corporation

416-874-1708